Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
     On July 17, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”), issued the following letter to NRG employees:
[NRG ENERGY, INC. LETTERHEAD]

Date:	July 17, 2009

To:	All Staff

From:	David Crane—President and CEO

Subject:	Exelon Q&A
Please see below our answers to the latest questions we have received from all of you.
1.	What will happen between now and NRG’s Annual Meeting of Stockholders?

You should expect NRG and Exelon to continue communicating to stockholders, employees and the media through news releases, letters to stockholders, investor presentations, news media coverage and proxy mailings. This will take place right up until the July 21 annual meeting.

Recently, I’ve been part of a team that includes Bob Flexon, Nahla Azmy and our Investor Relations group and other NRG business leaders that has visited many of NRG’s major stockholders. We’ve been reiterating the value that NRG will continue to create for all of our stockholders and why our Board of Directors continues to believe that Exelon’s hostile proposal is inadequate, highly conditional, and does not compensate stockholders for the value our Company has created.

2.	I’d like to support NRG at the annual meeting; should I come?

We are grateful for your support. But the best way for you to help is by spending the day continuing to create value for our stockholders! Remember, if you are a stockholder, you do not need to attend the meeting in order to vote in the proxy contest. If you support management and the Board’s recommendations, then vote ONLY the WHITE proxy card by phone or on the internet.

3.	What will happen at the annual meeting?

The meeting will be the culmination of our proxy contest with Exelon. NRG’s stockholders have been voting to elect directors to our Board of Directors. Exelon nominated a slate of four Class III directors for NRG’s Board. Exelon also proposed an amendment to expand our Board to 19 directors from its current 14, and to nominate and elect an additional five directors to our Board.

We may be able to announce preliminary results of the proxy contest shortly following the annual meeting, but that will depend on how close the vote is. Official results may take a few weeks. At 3pm eastern on July 21, I’ll host a town hall meeting to discuss what happened during the annual meeting and answer questions you may have. We will send you the details of the town hall meeting early next week.

4.	What are the next steps after our annual meeting?

We can’t speculate on what may happen after the annual meeting. As you know, Exelon’s strategy has two major aspects: the proxy contest in which it’s attempting to gain seats and trying to expand our board; and an “exchange offer” in which it has gone directly to our stockholders to seek an exchange of Exelon shares for

NRG shares. Exelon extended its exchange offer deadline to August 21. In June, only 12% of outstanding NRG shares were tendered into Exelon’s offer—down from 51% in February.

Regarding Exelon extending the exchange offer to August 21, 2009, Risk Metrics Group, a proxy advisory firm, said in its July 13 report: “If Exelon was confident that the value of its offer was sufficiently attractive for NRG shareholders, they arguably would have set the [exchange offer’s] expiration prior to the annual meeting.”

Remember, even if NRG stockholders tender a majority of NRG’s outstanding shares in Exelon’s exchange offer, Exelon can’t purchase those shares until several conditions are satisfied, including the receipt of federal regulatory approvals from the Department of Justice, the Nuclear Regulatory Commission, as well as numerous state approvals and both NRG and Exelon stockholder approval.

5.	What’s the deadline for sending in the proxy card that I received from NRG?

If you vote by phone or internet, you must vote by midnight on July 20 to ensure your vote is counted. If you submit your proxy via regular mail, it must be received by July 21 to ensure your vote is counted.

We recommend you follow the instructions on the WHITE proxy card to vote “FOR” NRG’s four experienced and highly qualified directors and “AGAINST” Exelon’s proposal to expand the Board.

It’s common in proxy contests to receive multiple mailings from both companies, so if you’re a stockholder you can expect to receive several proxy cards in the mail. In addition, you may own NRG shares through a restricted stock unit (RSU) grant, and also own shares through a retirement fund. We recommend that you continue to vote ONLY the WHITE proxy card for each mailing you receive. Remember: even if you vote multiple times, it’s the last proxy card that you send which counts for the proxy. NRG’s Board recommends that you discard and do not vote the blue Exelon proxy card at all as it will cancel your previous vote for NRG.

If you have any questions, please call MacKenzie Partners, Inc., which is assisting NRG in this matter, at 800.322.2885.

6.	What if I still get proxy cards in the mail after the annual meeting?

Disregard any cards you receive after the annual meeting.

7.	What did proxy advisory firms say about Exelon’s hostile bid for NRG?

First, for background, proxy advisory firms provide independent analysis and recommendations to investors regarding how they should vote on various matters at Annual Meetings.

All four leading proxy advisory firms: RiskMetrics Group (RMG), Glass Lewis & Co., PROXY Governance, Inc. and Egan-Jones Proxy Services, recommended that their clients vote “FOR” the election of NRG’s highly qualified and independent director nominees at our annual meeting. The firms also recommend that NRG stockholders vote “AGAINST” Exelon’s board expansion proposal.

In its July 13 report, RiskMetrics (RMG) noted: “Given RMG’s conclusion that Exelon’s current bid is not compelling enough to support splitting the board with nine dissident nominees, RMG recommends that shareholders vote on the Management Proxy (White Card), and support the re-election of all the incumbent nominees.” In its July 9 report, Glass Lewis summed it up as such: “Given that we do not believe it is in the best interests of shareholders to support Exelon’s nominees, we do not believe shareholders should support this expansion in the Company’s board.”

While we appreciate the support we’ve received from the proxy advisory firms, we also appreciate that our shareholders will be making their own decisions based on a variety of issues and opinions. Read more on the proxy firms’ decisions, including report excerpts, in our July 13 news release.

8.	I’m still getting phone calls from Exelon. How long will they last?

If you’re an NRG stockholder, you’ll likely hear from Exelon up until the evening of July 20, the night before the Annual Meeting. We can’t tell you what to do if an Exelon representative calls, but if you agree with the NRG Board’s decision that Exelon’s offer significantly undervalues NRG, you can freely express that to the Exelon representative.

9.	Do you think Exelon will raise the price of its bid again?

Exelon has said that its current offer is its “best and final” offer. While we can’t predict what Exelon will do, we believe that if Exelon wants to continue with its offer for NRG, they should offer something more than their current proposal. Our Board and management team continue to believe that Exelon’s hostile proposal significantly undervalues NRG and remains highly conditional.

10.	Exelon keeps saying NRG won’t continue to grow as a standalone company. What’s our response?

Exelon says that, but the fact is that our growth strategy continues to lead the way to success for our Company and our stockholders. In fact, we’ve been developing and executing a distinctive strategy that has significantly increased the value of NRG even in the midst of the current economic down cycle.

We recently increased guidance for full-year 2009, raising our adjusted EBITDA by $325 million to $2.5 billion, and cash from operations by $200 million to $1.675 billion. Our strong cash position, the sale of the MIBRAG asset, and the net proceeds of the recent bond offering have resulted in liquidity in excess of $4.0 billion as of June 30, 2009.

The primary components of our continued growth strategy include opportunities such as our recent acquisition of Reliant, our continued success with South Texas Project 3&4, chosen as one of only four nuclear development projects advanced by the Department of Energy in its nuclear loan guarantee program, our FORNRG program to increase return on invested capital, and our RepoweringNRG projects to reduce our carbon intensity and increase value for stockholders.
If you have further questions, please send them to NRGCommunications. We will use them in upcoming communications as much as possible. And be sure to visit the Exelon Information Center via the link on the Insider front page for the latest information.
Important Information
In connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”), NRG Energy, Inc. (“NRG”) has filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this communication, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of NRG.
Investors and stockholders will be able to obtain free copies of NRG’s definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/ Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG’s directors and executive officers is available in the definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on June 16, 2009.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.